NYSE
AN ICE EXCHANGE

April 22, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Precidian ETFs Trust, under the Exchange Act of 1934:

- HSBC Holdings plc ADRhedged™
- Shell plc ADRhedged™
- AstraZeneca PLC ADRhedged™
- BP p.l.c. ADRhedged™
- GSK plc ADRhedged™
- Novo Nordisk A/S (B Shares) ADRhedged™
- SAP SE ADRhedged™
- Toyota Motor Corporation ADRhedged™

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com